UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DATAWATCH CORPORATION

(Name of Subject Company (Issuer))

DALLAS MERGER SUB, INC.

(Offeror)

ALTAIR ENGINEERING INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

237917208

(CUSIP Number of Class of Securities)

James R. Scapa

Chief Executive Officer

Altair Engineering Inc.

1820 East Big Beaver Road, Troy, Michigan 48083

(248) 614-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Peter Ehrenberg, Esq.

Valeska Pederson Hintz, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, New York, NY 10020

(212) 262-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$179,048,791	$21,700.72

*

Estimated solely for purposes of calculating the filing fee. The transaction value was calculated as the sum of (i) 12,736,747, the number of outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Datawatch Corporation (“Datawatch”), multiplied by $13.10 per Share, (ii) 75,000, the number of Shares issuable pursuant to outstanding stock options with an exercise price less than $13.10 per Share, multiplied by $0.18 (which is $13.10 minus the weighted average exercise price for such options of $12.92), (iii) 908,039, the number of Shares reserved for issuance upon settlement of outstanding Datawatch restricted stock units, multiplied by $13.10 per Share, and (iv) 22,030 shares, the number of Shares issuable upon net exercise of outstanding Datawatch warrants, multiplied by $13.10 per Share. The calculation of the filing fee is based on information provided by Datawatch as of November 6, 2018.

**

The filing fee was calculated in accordance with Rule 0—11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,700.72	Filing Party: Altair Engineering Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 14, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Dallas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Altair Engineering Inc., a Delaware corporation (“Altair”). The Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Datawatch Corporation, a Delaware corporation (the “Company”), that are issued and outstanding at a price of $13.10 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii). This Schedule TO is being filed on behalf of Altair and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

This Amendment No. 1 is being filed to amend and supplement Item 11 of the Schedule TO as reflected below.

Item 11. Additional Information.

The paragraph below the question “Until what time may I withdraw previously tendered Shares?” under the “Summary Term Sheet” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following text:

Except as otherwise provided in Section 4—“Withdrawal Rights,” tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the timely withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

The first paragraph under Section 4—“Withdrawal Rights” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following text:

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

Section 17—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following text as new paragraphs at the end of the sub-heading “Litigation” under Section 17.

On November 19, 2018, a lawsuit was filed against Datawatch and the members of Datawatch’s board of directors in the United States District Court for the District of Delaware (the “District Court”), captioned Joel Rosenfeld IRA v. Datawatch Corporation, et al. (No. 1:18-mc-01819-UNA) (the “Rosenfeld Complaint”). On November 20, 2018, a putative class action lawsuit was filed against Datawatch, the members of Datawatch’s board of directors (other than Colin Mahony), Altair and us in the District Court, captioned Louis Scarantino v. Datawatch Corporation, et al, (No. 1:18-cv-01827-UNA) (collectively with the Rosenfeld Complaint, the “Complaints”). The Complaints generally allege, among other things, that Datawatch and the members of Datawatch’s board of directors violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the transactions contemplated in the Merger Agreement. The Complaints also allege that the members of Datawatch’s board of directors violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. One of the Complaints asserts that Altair and we are also controlling persons with the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Complaints seek, among other things, an injunction against the consummation of the transactions contemplated in the Merger Agreement, rescission or an award of rescissionary damages in the event such transactions are consummated, and an award of costs for the actions, including reasonable attorneys’ and experts’ fees.

We and Altair believe that the allegations and claims asserted with respect to us and Altair are without merit. Datawatch has advised us and Altair that it believes that the allegations and claims asserted with respect to Datawatch and its Board members are without merit.

If additional similar complaints are filed, absent new or different allegations that are material, we and Altair will not necessarily announce such additional filings.

Section 17—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following text as a new paragraph at the end of the sub-heading “Antitrust Compliance” under Section 17.

On November 20, 2018, each of Altair and Datawatch filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. As a result, the required waiting period with respect to the Offer is due to expire at 11:59 p.m., Eastern Time, on December 5, 2018, unless earlier terminated by the FTC and the Antitrust Division, Altair elects to withdraw and resubmit its Premerger Notification and Report Form, or the FTC or the Antitrust Division issues a request for additional information and documentary material prior to that time.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated November 14, 2018.*

(a)(1)(ii)	Form of Letter of Transmittal (including Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement, published November 14, 2018 in the New York Times.*

(a)(1)(vii)	Joint Press Release by Altair and Datawatch, dated November 5, 2018 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Altair on November 5, 2018).*

(a)(1)(viii)	Transcript of analyst conference call hosted by Altair held on November 5, 2018 (incorporated by reference to Exhibit 99.1 to Tender Offer Statement on Schedule TO filed by Altair on November 5, 2018).*

(a)(1)(ix)	Email sent by James Scapa, CEO of Altair, to Altair employees on November 5, 2018 (incorporated by reference to Exhibit 99.2 to Tender Offer Statement on Schedule TO filed by Altair on November 5, 2018).*

(a)(1)(x)	Press Release issued by Altair, dated November 8, 2018 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Altair on November 8, 2018).*

(a)(1)(xi)	Transcript of analyst conference call hosted by Altair held on November 8, 2018 (incorporated by reference to Exhibit 99.1 to Tender Offer Statement on Schedule TO filed by Altair on November 9, 2018).*

(b)(1)	2017 Third Amended and Restated Credit Agreement, dated October 18, 2017, by and among Altair, the foreign subsidiary borrowers, the lenders named therein and JP Morgan Chase Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.16 to Registration Statement on Form S-1 filed by Altair on October 19, 2017).*

(b)(2)	Amendment (to Third Amended and Restated Credit Agreement), dated as of October 31, 2018, by and among Altair, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Altair on November 5, 2018).*

(d)(1)	Agreement and Plan of Merger, dated as of November 5, 2018, by and among Altair, Purchaser and Datawatch (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Altair on November 5, 2018).*

(d)(2)	Form of Tender and Support Agreement, dated as of November 5, 2018, by and among Datawatch, Purchaser, Michael Morrison, James Eliason, Ken Tacelli, Christopher T. Cox, Donald Friedman, Thomas H. Kelly, Colin Mahony, David C. Mahoney, Joan McArdle, Richard de J. Osborne, Randy Seidl and certain other stockholders (incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K filed by Altair on November 5, 2018).*

(d)(3)	Mutual Non-Disclosure Agreement, dated May 14, 2018, between Altair and Datawatch.*

(d)(4)	Exclusivity Agreement, dated September 24, 2018, between Altair and Datawatch.*

*	Previously filed.

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2018

ALTAIR ENGINEERING INC.

By:	/s/ Howard N. Morof
Name: Howard N. Morof
Title: Chief Financial Officer

DALLAS MERGER SUB, INC.

By:	/s/ Howard N. Morof
Name: Howard N. Morof
Title: Treasurer